Exhibit 12.1
Radio One, Inc.
Calculation of Ratio of Earnings to Fixed Charges
(in thousands of U.S. dollars except for ratios)

	Three Months
	Ended
	March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings:
(Loss) income from continuing operations before provision for (benefit from) income taxes(1)	$(18,443)	$(4,969)	$(22,450)	$(39,729)	$(336,716)	$(196,466)	$38,499
Plus: fixed charges	19,475	9,408	47,524	39,050	60,401	73,730	73,877
Less: equity in income (loss) of affiliated company	3,079	909	5,558	3,653	(3,652)	(15,836)	(2,341)
Plus: dividends received from affiliated company	—	1,325	7,800	4,826	—	—	—

Total	$(2,047)	$4,855	$27,316	$494	$(272,663)	$(106,900)	$114,717

Fixed Charges:
Interest expense	$19,333	$9,235	$46,834	$38,404	$59,689	$72,770	$72,932
Estimate of the interest within operating leases	142	173	690	646	712	960	945

Total	$19,475	$9,408	$47,524	$39,050	$60,401	$73,730	$73,877

Actual ratio of earnings to fixed charges(2)	—	—	—	—	—	—	1.55

Pro forma ratio of earnings to fixed charges(3)		—	—

Supplemental pro forma ratio of earnings to fixed charges(4)	—	—	—

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes plus fixed charges.

(2)	Earnings were insufficient to cover fixed charges by approximately $196.5 million, $336.7 million, $39.7 million and $22.5 million for the fiscal years 2007, 2008, 2009 and 2010, respectively, and by approximately $5.0 million and $18.4 million for the three months ended March 31, 2010 and 2011, respectively.

(3)	Earnings were insufficient to cover fixed charges for the fiscal year and for the three months ended March 31, 2010 when giving effect to the increase in interest expense due to the refinancing

(4)	Earnings were insufficient to cover fixed charges for the fiscal year and for the three months ended March 31, 2011 and 2010, respectively, when giving effect to the increase in interest expense due to the refinancing and the consolidation of TV One.